June 4, 2010


Mr. Robert Babula
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission

Re: Reponses to May 27, 2010 Questions about 10K for File No. 0-51021


Mr. Babula:

Below are the responses to your May 27, 2010 questions about our June 30, 2009 10K filing. As requested each response has been keyed to your question/comment by restatement of the question in black type followed by our responses.

1. We note your response to comment one of our letters dated March 31, 2010. We reissue our prior comment. In this regard, you indicate in your letter to us dated March 22, 2010 the plastics recycling technology license is recorded at $1,880,000 and your intelligent traffic system technology license is recorded at $2,894,781 as of June 30, 2009. This does not agree with your disclosure in footnote 9 to your Form 10-K, where you state, "[a] total of 1,750,000 shares (valued at $1.00 per share) were issued to acquire the exclusive North American rights to intelligent traffic systems technology. A total of 2,894,781 shares (valued at $1.00 each) were issued to acquire the exclusive North American rights to a Chinese proprietary plastics recycling process." It appears the valuation amounts in your response letter dated March 22, 2010 were incorrectly transposed. Please clarify for us if your footnote disclosure is correct, or revise accordingly.

Response: Yes, the figures in the chart contained in Response #1 of
          our letter dated March 22, 2020 were transposed.   The
          footnote 9 in the 10K is correct. Company stock worth $1,750,000, plus $130,000 cash was paid for the intelligent traffic system license. Company stock worth $2,894,781 was paid for the plastics recycling technology license.


2. We note your response to comment two of our letter dated March 31, 2010. Please provide us a copy of the independent appraisal report with regard to your acquired technology licenses. We may have further comment.

Response: A copy of the independent appraisal report is attached to this response letter. You should know that Avalon Appraisals was truly independent as we had never met the appraisers. Further, the company came highly recommended by its other clients.

3. We note your response to comment three of our letter dated March 31, 2010. We read your allowance for doubtful accounts is based on specific identification of customer accounts. Your response indicates the sales broker assumed the collection risk related to these receivables. You disclose that the same payable amount to the broker were offset by the same receivable amount from the customers after the mutual agreement between you and the broker In this regard, we remain unclear about your GAAP basis in maintaining the $150,000 until the filing of the next Form 10-K. It appears that the allowance should have been written off as of December 31, 2009 when the agreement was made. If so, advise us why it is appropriate to correct this apparent accounting error in the next Form 10-K for the fiscal year ended June 30, 2010.

Response: The allowance was not established based specifically on the account receivables that related to the sales broker agreement. The allowance was established in response to changes in our overall customer base due to the swine flu scarce. OBN had long standing relationships with its core customers where payments had always been made within 30 days. However, the swine flu situation made it necessary to replace some customers. Given the uncertainty of payments from new customers, management concluded, that it would be prudent to
          establish the allowance at $150,000.   The subsequent "slow
          payments" from the new customers for which the sales broker assumed the risk of collection proved that management's decision was correct. At the time of our March 22, 2010 response letter we thought that we could reduce the allowance by the next 10K filing because the relationship with these new customer would improve. However, since that broker agreement, even more additional new customers have been added to our customer base. Moreover, we are experiencing more "slow payments" from these new customers as well. So once again, the allowance appears to be prudent. Thus, under GAAP's conservative principle, management believes that the allowance should remain.

4. We note your response to comment seven of our letter dated March 31, 2010. It appears that the latest proposed disclosures identify the framework used in evaluating the effectiveness of your internal control over financial reporting (ICFR) but it also suggests removing the entire management's report on internal control over financial report from the prior proposed disclosures in your letter dated March 22, 2010. Note that you were required to provide the management's report on ICFR in your June 30, 2009 Form 10-K, and that the report should identify the COSO framework as well as the other disclosures as you proposed in your prior response letter dated March 22, 2010. As such, please amend your Form 10-K to provide such report. Refer to the disclosure requirements within Item 308(T)(a) of Regulation S-K.

Response:  It was not our intention to delete the language from our earlier response letter. The entire language for Item 9A to be contained our 10K is as follows:

           ITEM 9A. Disclosure Controls and Procedures

           An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 131-15(e) and 15d-15(c) under the Securities Exchange Act of 1934 is routinely conducted.

           (a) Evaluation of Disclosure Controls and Procedures. The Company carried out an evaluation under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the effectiveness of the Company's disclosure controls and procedures using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based upon that evaluation, the CEO and CFO concluded that the design and operations of these disclosure controls and procedures were effective. Our disclosure controls and procedures were effective in timely alerting management to the material information relating to the Company's (or the Company's consolidated subsidiaries) periodic filing with the SEC, subject to the various limitations on the effectiveness set forth below. Information relating to the Company, required to be disclosed in SEC reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to the Company's management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

           (b) Changes in Internal Control over Financial Reporting. There has been no change in the Company's internal control over financial reporting that occurred during the year ended June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

           Management's Report on Internal Control Over Financial Reporting

           OBN Holdings understands that it is management's responsibility to establish and maintain adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended. Management's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposes in accordance with generally accepted accounting
           principles.   The Company's internal control over financial
           reporting includes policies and procedures that recognize:

           a. All financial reporting is centralized at the corporate office and is managed by the Chief Financial Officer and/or Chief Executive Officer. No other persons are involved in financial reporting.

           b. The framework for financial reporting is task-oriented and investigative in nature. Financial information is gathered from all subsidiary personnel by the Chief Financial Officer during weekly meetings, telephone conversations, faxes and/or e-mails. Requests for data and explanation are made by the Chief Financial Officer who in turn is questioned by the Board of Directors and the independent financial auditors. The effectiveness of this approach for a small business has proven to be effective as there have been no incidences of fraud or inadequately explained transactions.

           c. All required information is obtained and verified by the Chief Financial Officer which provides reasonable assurance of accuracy regarding:

           - prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets;

           - recording of receipts and expenditures in accordance with authorizations of management and directors; and

           - maintenance of records that accurately and fairly reflects accounting transactions.

           Limitations on the Effectiveness of internal controls.   The
           Company's management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal controls over financial reporting will necessarily prevent all fraud and material error. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of the control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple effort or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the internal control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, and/or the degree of compliance with the policies or procedures may deteriorate.

           Management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on management's assessment and those criteria, management concluded that the Company's internal control over financial reporting was effective with no material weaknesses as of June 30, 2009.

           This annual report does not include an attestation report of OBN Holdings' registered public accounting firm regarding
           internal controls over financial reporting.   Management's
           report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit OBN Holdings to provide only management's report in this annual report.


5. Please tell us how your failure to provide a management report on internal control over financial reporting affects your conclusion regarding the effectiveness of your disclosure controls and procedures as of June 30, 2009.

Response:  Our failure to provide the management report on internal control over financial reporting in our June 30, 2009 10K had no affect on our conclusion regarding the effectiveness of OBN internal controls. Again, all transactions are handled by a few individuals, two of which sign the certification. Moreover, the CFO manages all accounts payables, accounts receivables, general ledger, consolidations, bank reconciliations and other financial-related transactions. He prepares the consolidated financial statements and quarterly reports. One of the advantages of such a small company is that extensive controls are not necessary.


We are hopeful that the above responses adequately addresses each of your questions; however should you have additional questions or need to communicate further on any of these matters, please do not hesitate to contact me by e-mail at larry.taylor@obnholdings, or by fax at (323) 299-3118 or by telephone at (310) 988-1077. Again, please be aware that I am located in Los Angeles, not the Las Vegas office. Mailings to Las Vegas would slow my responses.

Sincerely,

/s/ LarryTaylor

Larry Taylor
Chief Financial Officer